**LEK SECURITIES CORPORATION**

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

# LEK SECURITIES CORPORATION

**CONTENTS**

# LEK SECURITIES CORPORATION

**NOTES TO FINANCIAL STATEMENT**

## 1. Nature of business

Lek Securities Corporation (the "Company"), a wholly-owned subsidiary of Lek Holdings Limited ("Holdings"), was incorporated January 5, 1990, under the laws of the state of Delaware. The Company is a registered broker dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA") and is a member of the New York Stock Exchange and other principal exchanges. The Company is also a self-clearing member of the Depository Trust and Clearing Corporation, CDS Clearing and Depository Services, Inc., Options Clearing Corporation and S.D. Indeval.

The Company is engaged in both providing order management and clearing services to institutions and professional traders.

## 2. Summary of significant accounting policies

*Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

*Foreign Currency Translation and Transactions*

Assets and liabilities denominated in foreign currencies are translated into United States dollar amounts at the year-end exchange rates.

*Cash and Cash Equivalents*

Cash and cash equivalents represent cash and highly liquid investments with maturity dates of three months or less from the date of acquisition.

*Restricted Cash*

The Company's restricted cash represents (i) cash segregated in special reserve bank accounts for the benefit of clients pursuant to the Customer Protection Rule 15c3-3 under the Securities Exchange Act of 1934, as amended, and (ii) cash restricted to support a standby letter of credit related to the Company's office lease

*Commissions Receivable and Reserve for Doubtful Accounts*

The Company carries its commissions receivable at cost less a reserve for doubtful accounts. On a periodic basis, the Company evaluates its commissions receivable and establishes a reserve for doubtful accounts. The Company can adjust the reserve based on multiple factors, which include a history of past bad debts, collections and current credit conditions. Accounts are written off as uncollectible on a case-by-case basis.

# LEK SECURITIES CORPORATION

**NOTES TO FINANCIAL STATEMENT**

## 2. Summary of significant accounting policies (continued)

*Property and Equipment*

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization.

| Asset | Estimated Useful Lives |
|---|---|
| Leasehold improvements | Term of lease |
| Computer hardware | 5 years |
| Furniture and fixtures | 5 years |

*Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy*

In accordance with U.S. GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. U.S. GAAP established a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.  Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company.  Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The valuation techniques are consistent with the market, cost or income approaches to measuring fair value.  If more than one valuation technique is used to measure fair value, the results are evaluated considering the reasonableness of the range of values indicated by those results.  The fair value hierarchy is categorized into three levels based on the inputs as follows:

*Level 1 -* Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.  Valuation adjustments and block discounts are not applied to Level 1 securities.  Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

*Level 2 -* Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

*Level 3 -* Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

# LEK SECURITIES CORPORATION

**NOTES TO FINANCIAL STATEMENT**

### 2. Summary of significant accounting policies (continued)

*Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy (continued)*

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The Company considers transfers between the levels within the fair value hierarchy when circumstances surrounding the fair value for a particular security conform to a different level of the fair value hierarchy than as previously reported. Whenever circumstances occur whereby there is a transfer within the fair value hierarchy, the Company considers the date the event or change in circumstances occurred which caused the transfer.

*Valuation Techniques*

Investments in Securities

The Company values investments in securities and securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

*Right-of-Use Assets and Operating Lease Liabilities*

On January 1, 2020, the Company adopted Accounting Standards Codification ("ASC") ASC Topic 842, *Leases* ("ASC 842"). The new guidance increases transparency by requiring the recognition of operating lease right-of-use assets and offsetting operating lease liabilities on the statement of financial condition. The recognition of these operating lease right-of-use assets and operating lease liabilities represents a change from previous U.S. GAAP requirements, which did not require operating lease right-of-use assets and operating lease liabilities to be recognized for most leases. At December 31, 2020, the Company has operating lease right-of-use assets of approximately $244,621 and operating lease liabilities of $333,793.

# LEK SECURITIES CORPORATION

**NOTES TO FINANCIAL STATEMENT**

### 2. Summary of significant accounting policies (continued)

The Company's operating lease arrangements are for real estate and facility leases. Operating lease right-of-use assets represent the Company's right to use the underlying asset for the lease term, and operating lease liabilities represent the Company's obligation to make lease payments arising from the lease. As the Company's leases do not provide an implicit rate and the implicit rate is not readily determinable, the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The Company's operating lease arrangements may include options to extend the lease terms, which the Company does not include in the determination of the minimum lease term. Expense for lease payments related to operating leases is recognized on a straight-line basis over the lease term.

### 3. Cash segregated under federal and other regulations

Cash of $67,146,975 was segregated under federal regulations for the exclusive benefit of customers and proprietary assets of introducing brokers. These amounts were sufficient at December 31, 2020, for the Company to meet its responsibility to segregate reserve funds.

### 4. Receivables from and payable to clearing organizations and other broker dealers

Amounts receivable from and payable to clearing organizations and other broker dealers at December 31, 2020, consist of the following:

|  | Receivable | Payable |
|---|---|---|
| Securities failed-to-deliver/receive | $ 1,493,558 | $ 3,168,035 |
| Receivable from/payable to clearing organizations | 1,737,237 | 836,757 |
|  | $ 3,230,795 | $ 4,004,792 |

# LEK SECURITIES CORPORATION

**NOTES TO FINANCIAL STATEMENT**

### 5. Fair Value Measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 2.

The following table presents information about the Company's assets and liabilities measured at fair value on a recurring basis and the Company's estimated level within the fair value hierarchy of those assets and liabilities as of December 31, 2020:

| | Quoted Prices in Active Markets for Identical Assets (Level 1) | | Significant Other Observable Inputs (Level 2) | | Significant Unobservable Inputs (Level 3) | | Balance as of December 31, 2020 | |
|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | |
| Securities Owned: | | | | | | | | |
| Marketable, at fair value: | | | | | | | | |
| Corporate stocks and options | $ | 103,933 | $ | - | $ | - | $ | 103,933 |
| Not readily marketable, at estimated fair value | | - | | - | | 2,077,600 | | 2,077,600 |
| | $ | 103,933 | $ | - | $ | 2,077,600 | $ | 2,181,533 |
| **Liabilities** | | | | | | | | |
| Securities sold, not yet purchased, at fair value: Corporate stocks | $ | 6,440 | $ | - | $ | - | $ | 6,440 |

The Company has financial assets classified as Level 3 in the fair value hierarchy consisting of securities not readily marketable, which had a value of $2,077,600. Both observable and unobservable inputs may be used to determine the fair value of these positions that the Company has classified within the Level 3 category. The Company values its securities owned, not readily marketable, using the market approach.  The unobservable inputs include a book value multiple of one. There was a $186,045 change in the Level 3 assets, measured at fair value for the year ended December 31, 2020.

### 6. Property and equipment

Details of property and equipment at December 31, 2020, are as follows:

| | | |
|---|---|---|
| Leasehold improvements | $ | 2,092,464 |
| Computer hardware | | 3,603,821 |
| Furniture and fixtures | | 652,975 |
| Property, plant and equipment | | 6,349,260 |
| Right of use asset | | 244,621 |
| | | 6,593,881 |
| Less: accumulated depreciation and amortization | | (6,137,968) |
| Net book value | $ | 455,913 |

# LEK SECURITIES CORPORATION

**NOTES TO FINANCIAL STATEMENT**

## 7. Due to and from customers and brokers

Due to and from customers and brokers balances include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for the receivable. Such collateral is not reflected in the financial statements.

## 8. Stock loaned/borrowed transactions

The Company earns revenues on stock loaned and borrowed transactions by matching up parties looking to borrow and loan stock. The underlying collateral for securities loaned and borrowed transactions consist of corporate equity and ETF securities. In these types of transactions, the Company will introduce the two parties and earn a spread.

The Company enters into securities borrowed and securities loaned transactions to, among other things, acquire securities to cover short positions and settle other securities obligations, to accommodate customers' needs. The Company manages credit exposure arising from such transactions by, in appropriate circumstances, entering into master securities lending, netting and collateral agreements with counterparties that provide the Company, in the event of a counterparty default (such as bankruptcy or a counterparty's failure to pay or perform), the right to net a counterparty's rights and obligations under such agreement and liquidate and setoff collateral against the net amount owed by the counterparty. These collateral arrangements also provide a mechanism for an efficient closeout of transactions. The Company's policy is generally to take possession of securities borrowed and for securities loaned to receive cash as collateral. The Company also monitors the fair value of the underlying securities borrowed or loaned as compared with the related receivable or payable, and, as necessary, requests additional collateral as provided under the applicable agreements to ensure such transactions are adequately collateralized.

| Securities borrowed: | Overnight and Open | |
|---|---|---|
| Equity Securities | $ | 348,280,568 |
| Gross amount of recognized assets for securities borrowed | $ | 348,280,568 |

| Securities loaned: | Overnight and Open | |
|---|---|---|
| Equity Securities | $ | 198,235,540 |
| Gross amount of recognized liabilities for securities loaned | $ | 198,235,540 |

| | Gross Amounts | | Collateral Received | | Net Amounts | |
|---|---|---|---|---|---|---|
| Stock Borrowed-Accrued Interest Receivable | $ | 1,754,018 | $ | - | $ | 1,754,018 |
| Stock Borrowed-Stock Borrowed - Other | | 346,526,550 | | (35,996,716) | | 310,529,834 |
| Securities Borrowed | $ | 348,280,568 | $ | (35,996,716) | $ | 312,283,852 |

| | | | Collateral Pledged | | | |
|---|---|---|---|---|---|---|
| Stock Loaned-Accrued Interest Payable | $ | 282,720 | | | $ | 282,720 |
| Stock Loaned-Stock Loaned - Other | | 197,952,821 | | (1,172) | | 197,951,649 |
| Securities Loaned | $ | 198,235,540 | $ | (1,172) | $ | 197,587,654 |

# LEK SECURITIES CORPORATION

**NOTES TO FINANCIAL STATEMENT**

## 9. Lines of credit

The Company has available lines of credit agreements with financial institutions to borrow up to $107,500,000, as shown in the table below. The credit line facilities expire on the dates indicated below. Borrowings are due on demand and bear interest at a rate agreed upon between the financial institution and the Company. At December 31, 2020, the Company has borrowed $38,500,000 under two of the credit facilities, of which a portion is secured by customer pledged securities.

| Security | Renewal/<br>Expiration Date | Total<br>Commitment | Amounts<br>Outstanding |
|---|---|---|---|
| Line of credit | 11/30/2021 | $ 75,000,000 | $ 31,000,000 |
| Line of credit | 3/31/2021 | 25,000,000 | - |
| Line of credit | 5/30/2021 | 7,500,000 | 7,500,000 |
| | | $ 107,500,000 | $ 38,500,000 |

The Company has an agreement with Bank United for a standby letter of credit in an amount not to exceed $665,555 with Brookfield Properties OPP Co. LLC.  The standby letter of credit is fully collateralized by cash, which is held in a restricted account with Bank United. The standby letter of credit shall be extended automatically without amendment for additional one-year periods from the present or any future expiration date, unless notified in writing not to renew. The standby letter of credit is set to expire no later than December 16, 2021.

## 10.  Stock option plan

In March 1999, the Company established a plan to grant stock options to employees, allocating 10% ownership of the Company to the plan.  The plan provides that the option price be determined by the Board of Directors at its discretion.  The term of the option shall not be more than 10 years from the date the option is granted.  All options are immediately vested upon grant.  As of December 31, 2020, the cumulative options activity is as follows: 99 options had been granted, 84 had been exercised, 14 had been cancelled, and 1 had expired. Accordingly, at December 31, 2020, no options issued under the plan are outstanding.

## 11. Subordinated borrowings

At December 31, 2020, the Company has subordinated borrowings pursuant to written subordination agreements. The subordination agreements are subject to the rules and regulations of the SEC and, as such, are available in computing net capital (see Note 16) under the SEC's uniform net capital rule.  The terms of the subordinated loan agreements are as follows:

$40,000, $1,234,143, $561,000, and $150,000 loan agreements, $1,985,143 in aggregate, from a former stockholder of Holdings which mature on April 30, 2022, December 31, 2022, December 31, 2022, and January 14, 2022 respectively, will all renew.

$3,000,000, from a foreign financial institution which matures on December 10, 2022.

To the extent that such borrowings are required for the Company's continued compliance with the minimum net capital requirements, they may not be repaid.

# LEK SECURITIES CORPORATION

**NOTES TO FINANCIAL STATEMENT**

### 12. Contingencies

The Company has an appeal pending before the SEC concerning decisions of the New York Stock Exchange ("NYSE") Hearing Board and the NYSE Regulation Board of Directors concerning blue line trading, odd-lot day trading, the SEC's emergency orders temporarily prohibiting certain short sales, not closing out certain failures to deliver, and exception reports to potentially manipulative trades. The fine was $575,000 and paid by the Company on February 24, 2015.

On or about March 27, 2019, FINRA served a statement of claim against the Company. The core allegations were breach of contract, respondeat superior and failure to supervise; negligence; common law and statutory fraud; and violation of NY GBL 349. The Statement of Claim sought damages in an amount no less than $500,000 plus 9% interest and attorneys' fees and costs. By agreement dated August 17, 2020, this matter was settled and paid during 2020.

On June 2, 2020, FINRA served a statement of claim against the Company. The core allegations are breach of contract; respondeat superior and failure to supervise; common law and statutory fraud; and violation of NY GBL 349 arising from an alleged failure to timely execute trades and for improper rejection of trades. The Company cannot accurately predict the likelihood of a favorable or unfavorable outcome or quantify the amount or range of any potential financial impact, if any. Accordingly, regarding this matter, no adjustment has been made in the Company's accompanying financial statements.

On November 17, 2020, the Company became aware of a claim in which it is named that has not been formally served or noticed by FINRA. The claim asserts for conversion and misappropriation, breach of fiduciary duty, and violation of FINRA Rules 2010 and 2090, arising from the alleged wrongful imposition and deduction of third-party fees from the claimant's account. The Company cannot accurately predict the likelihood of a favorable or unfavorable outcome or quantify the amount or range of any potential financial impact, if any. Accordingly, regarding this matter, no adjustment has been made in the Company's accompanying financial statements.

In 2020, a former employee brought claim against the Company. The core allegations are for conversion, unjust enrichment, and a declaration that the former employee is still a stockholder entitled to distributions. The Company cannot accurately predict the likelihood of a favorable or unfavorable outcome or quantify the amount or range of any potential financial impact, if any. Accordingly, regarding this matter, no adjustment has been made in the Company's accompanying financial statements.

In the ordinary course of business, the Company has been named as a defendant in legal and regulatory proceedings, as well as exams, investigations, and similar reviews by governmental and self-regulatory agencies. These legal and regulatory proceeding could give rise to potential injunctions, judgments, settlements, fines and/or penalties.

The Company recognizes a liability for a contingency in accrued expenses and other liabilities when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. If the reasonable estimate of a probable loss is a range, the Company accrues the most likely amount of such loss, and if such amount is not determinable, then the Company accrues the minimum in the range as the loss accrual. The determination of the outcome and loss estimates requires significant judgment on the part of management.

In many instances, it is not possible to accurately predict the likelihood of a favorable or unfavorable outcome or quantify the amount or range of any potential financial impact, if any. As of the date of the financial statements, the Company has not had any matters which have required the Company to determine a loss to be probable and reasonably estimable; accordingly, no such adjustments have been made in the Company's accompanying financial statements.

# LEK SECURITIES CORPORATION

**NOTES TO FINANCIAL STATEMENT**

**12. Contingencies(continued)**

The Company believes that, in the aggregate, the pending legal actions or regulatory proceedings and any other exams, investigations or similar reviews will not have a material adverse effect on its results of operations, cash flows or financial condition.

**13. Related-party transactions**

The Company has a receivable with Lek Securities UK Limited in the amount of $1,346, which is included in Receivables from clearing organizations and other broker-dealers on the statement of financial condition at December 31, 2020. This receivable is non-interest bearing and due on demand. Lek Securities UK Limited is authorized and regulated by the Financial Conduct Authority. At December 31, 2020, included in due to customers on the statement of financial condition is $152,505,863.

The Company provides custody, execution and clearing services for Lek Securities Europe BV. At December 31, 2020, included in due to brokers on the statement of financial condition is $169,664.

The Company provides custody, execution and clearing services for stockholders of Holdings and employees who elect to maintain brokerage accounts with the Company.

**14. Subsequent events**

In January 2021, the Company entered into a lease agreement to rent office space in New York, which expires May 31, 2026. In addition to the base rent, the lease provides for the Company to pay property taxes and operating expenses over base period amounts.  This New York lease also calls for a security deposit of $138,969, which will be satisfied by a standby letter of credit.

Management has evaluated all subsequent events as of the date of the financial statements through March 1, 2021, the date on which the financial statements were available to be issued and has determined that no subsequent events have occurred that would require disclosure in the financial statements.

**15. Financial instruments with off-balance sheet risk**

In the normal course of business, the Company engages in activities involving the execution and settlement of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event that the other party to the transaction is unable to fulfill its contractual obligations.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts.  In connection with these activities, the Company executes and clears customer transactions involving the sale of securities sold not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations.  The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

# LEK SECURITIES CORPORATION

**NOTES TO FINANCIAL STATEMENT**

**15. Financial instruments with off-balance sheet risk (continued)**

Securities sold, not yet purchased are recorded as liabilities in the statement of financial condition and have market risk to the extent that the Company, in satisfying its obligation, may have to purchase securities at a higher value than that recorded in the statement of financial condition. The Company enters into these positions, from time to time, as it conducts business for its customers.

**16. Concentrations of credit risk**

The Company maintains its cash balances in various large financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. The Company has selected these banks based on their strong capital base.

**17. Risks and uncertainties- COVID-19**

The pandemic caused by the spread of COVID-19 has impacted most countries, communities, and markets. The extent to which the COVID-19 pandemic may impact the Company's financial conditon, liquidity, results of operations, or prospects, will depend on numerous evolving factors that are out of the Company's control and are not able to be predicted at this time.